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MAR - 1 2005
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VF MAR 2 9 2005

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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8- 34709

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01-01-04 (MM/DD/YY) AND ENDING 12-31-04 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Synovus Securities, Inc

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1234 First Avenue
(No. and Street)

Columbus	GA	31901
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Beth E. Burns Senior Vice President 706-649-2458
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG Peat Marwick, LLP
(Name – *if individual, state last, first, middle name*)

303 Peachtree Street, NE, Suite 2000	Atlanta	GA	30308
(Address)	(City)	(State)	(Zip Code)

PROCESSED
APR 0 7 2005
THOMSON FINANCIAL

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Patricia Whipple, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Synovus Securities, Inc., as of December 31, 2004, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



Signature

SVP & Chief Operating Officer

Title



Notary Public MY COMMISSION EXPIRES MAY 1, 2008

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*



KPMG LLP
Suite 2000
303 Peachtree Street, NE
Atlanta, GA 30308

Independent Auditors' Report

The Board of Directors
Synovus Securities, Inc.:

We have audited the accompanying statements of financial condition of Synovus Securities, Inc. (a wholly owned subsidiary of Synovus Financial Corp.) as of December 31, 2004 and 2003, and the related statements of operations, stockholder's equity, and cash flows for the years then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Synovus Securities, Inc. as of December 31, 2004 and 2003, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in schedules 1 and 2 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly presented in all material respects in relation to the basic financial statements taken as a whole.

KPMG LLP

February 7, 2005

SYNOVUS SECURITIES, INC.
(A Wholly Owned Subsidiary of Synovus Financial Corp.)

Statements of Financial Condition

December 31, 2004 and 2003

Assets		**2004**	**2003**
Cash and cash equivalents (note 7)	$	5,243,290	5,330,145
Investments (note 3)		6,533	9,800
Commissions receivable (note 7)		385,341	351,034
Income tax refund receivable from Parent		685,995	673,633
Other receivables		207,297	285,331
Investments held in trust (note 6)		318,211	280,823
Furniture, fixtures, and equipment, net (note 4)		1,009,553	1,220,374
Goodwill, less accumulated amortization of $186,762		39,359	39,359
Deferred income taxes (note 5)		1,523,180	1,611,705
Prepaid compensation		445,326	796,994
Other assets		501,568	509,099
Total assets	$	10,365,653	11,108,297
Liabilities and Stockholder's Equity			
Liabilities:			
Accounts payable and accrued expenses (notes 6 and 7)	$	2,580,415	2,035,276
Stockholder's equity (notes 2 and 6):			
Common stock, $1 par value. Authorized 100,000 shares; issued and outstanding 500 shares		500	500
Additional paid-in capital		18,548,146	18,377,346
Accumulated deficit		(10,763,408)	(9,304,825)
Total stockholder's equity		7,785,238	9,073,021
Commitments and contingencies (notes 8 and 9)			
Total liabilities and stockholder's equity	$	10,365,653	11,108,297

See accompanying notes to financial statements.

SYNOVUS SECURITIES, INC.
(A Wholly Owned Subsidiary of Synovus Financial Corp.)

Notes to Financial Statements

December 31, 2004 and 2003

(1) General Information and Summary of Significant Accounting Policies

(a) Business

Synovus Securities, Inc. (the Company) is a wholly owned subsidiary of Synovus Financial Corp. (Synovus or Parent). The Company is registered as a nonclearing broker-dealer under the Securities Exchange Act of 1934. Its activities include investment advisory services, full-service brokerage services, investment banking, and economic research.

(b) Basis of Financial Statement Presentation

The financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America. The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the Company's management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent liabilities as of the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

(c) Revenue Recognition

Commissions income represents the spread between buy and sell transactions processed and net fees charged to customers on a transaction basis for buy and sell transactions processed. Commissions income is recorded on a settlement date basis, which does not differ materially from trade date basis.

Investment banking income represents fees for services arising from securities offerings or placements in which the Company acts as an agent. It also includes fees earned from providing advisory services. Fees are recognized at the time the underwriting is completed and the income is reasonably determinable.

Portfolio management fees represent monthly fees charged on a contractual basis to customers for the management of their investment portfolios.

(d) Cash and Cash Equivalents

Cash and cash equivalents include cash in banks, interest-bearing deposits with banks, and money market funds.

(e) Investments

All investment securities are classified as trading securities and are carried at market value with unrealized gains and losses recognized in the statements of operations.

(f) Investments Held in Trust

Investments held in trust consist of the assets held by the trust fund established for the Synovus Securities, Inc. Commissioned Brokers' Deferred Compensation Plan (the Trust) which is further discussed in note 6. The investments held in the Trust, which are readily marketable, are carried at market value. Realized and unrealized gains (losses) resulting from adjustments to market value, as

(Continued)

well as any earnings related to the investments, are recorded as a change in the investments held in trust account with a corresponding change to the deferred compensation payable account.

(g) Furniture, Fixtures, and Equipment

Furniture, fixtures, and equipment are reported at cost less accumulated depreciation. Depreciation is computed primarily by the straight-line method over the estimated useful lives of the assets.

(h) Prepaid Compensation

The Company has made noninterest-bearing advances to certain employees when hired that are being ratably forgiven over the terms of the specific employment agreements. This prepaid compensation is being amortized on a straight-line basis over the terms of the employment agreements which range from four to five years.

(i) Income Taxes

The Company's operating results are included in the consolidated income tax returns of Synovus. Synovus allocates income taxes to the Company based on Synovus' tax rates in its consolidated tax returns with no graduated rates.

The Company accounts for income taxes using the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income of Synovus in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

(j) Goodwill

Goodwill, which represents the excess of cost over the fair value of net assets acquired of purchased companies, was amortized using the straight-line method over 20 years, prior to January 1, 2002. The Company adopted Statement of Financial Accounting Standards No. 142 (SFAS No. 142), *Goodwill and Other Intangible Assets* on January 1, 2002. SFAS No. 142 requires that goodwill and intangible assets with indefinite useful lives no longer be amortized, but instead tested for impairment at least annually. The Company has determined that there was no goodwill impairment in its annual impairment test for the years ended December 31, 2004 and 2003.

(2) Regulatory Requirements

The Company, as a registered broker-dealer in securities, is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1) which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2004, the Company had net capital, as defined, of $3,289,990, which was $3,039,990 in excess of its required net capital of $250,000. The Company's ratio of aggregate indebtedness to net capital at December 31, 2004 was .78 to 1.

(Continued)

To calculate 2004 net capital, the Company did not consider investments held in trust as a nonallowable asset, whereas in 2003, the account was considered a nonallowable asset. Additionally, in 2004, the Company used 2% rather than the 9% used in 2003 to determine haircuts on securities. If the 2003 methodology had been used in 2004, the Company would have had 2004 net capital of $2,971,779, and the Company's ratio of aggregate indebtedness to net capital at December 31, 2004 would have been .87 to 1.

(3) Investments

Investments at December 31, 2004 and 2003 are as follows:

	2004	2003
Stock warrants	$ 6,533	9,800

(4) Furniture, Fixtures, and Equipment

Furniture, fixtures, and equipment, net consists of the following at December 31, 2004 and 2003:

	2004	2003
Furniture and fixtures	$ 1,004,656	972,902
Computer equipment and purchased software	1,426,693	1,384,911
Leasehold improvements	849,237	786,142
	3,280,586	3,143,955
Less accumulated depreciation	2,271,033	1,923,581
	$ 1,009,553	1,220,374

(5) Income Taxes

Income tax benefit for the years ended December 31, 2004 and 2003 consists of:

	2004	2003
Federal:		
Current benefit	$ (847,280)	(811,199)
Deferred expense	80,041	103,150
State:		
Current benefit	(144,324)	(158,479)
Deferred expense	8,484	10,934
	$ (903,079)	(855,594)

(Continued)

Income tax expense (benefit) attributable to loss before income taxes differed from the amounts computed by applying the U.S. Federal income tax rate of 35% to loss before income tax benefit as follows:

		2004	2003
Computed "expected" tax benefit	$	(826,582)	(788,578)
State income tax benefit, net of Federal income tax effect		(88,296)	(95,904)
Other, net		11,799	28,888
	$	(903,079)	(855,594)

The tax effects of temporary differences that give rise to significant portions of the deferred income tax assets and liabilities as of December 31, 2004 and 2003 are presented below:

		2004	2003
Deferred income tax assets:			
Purchase price allocation on Robert Andrews Securities, Inc.	$	1,468,392	1,599,890
Deferred compensation		123,180	108,707
Other		—	5,917
Total gross deferred income tax assets		1,591,572	1,714,514
Deferred income tax liabilities:			
Depreciation		(26,370)	(73,151)
Other		(42,022)	(29,658)
Total gross deferred income tax liabilities		(68,392)	(102,809)
Net deferred tax asset	$	1,523,180	1,611,705

There was no valuation allowance for deferred tax assets at December 31, 2004 and 2003. In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Given that Synovus allocates tax benefits to the Company relating to the Company's losses included in the Synovus consolidated tax returns, management believes it is more likely than not the Company will realize the benefits of these amounts.

(6) Employee Benefits

The Company has adopted the Synovus Profit Sharing Plan, which is a noncontributory, trusteed profit sharing plan covering substantially all employees with greater than one year of full-time service. The annual contribution to this plan is set each year by the board of directors of the Company, but cannot exceed amounts allowable as a deduction for Federal income tax purposes. The Company's contribution to this plan charged to expense was $644,286 in 2004 and $171,300 in 2003.

(Continued)

The Company has adopted the Synovus Employee Stock Purchase Plan, whereunder the Company made contributions equal to one-half of voluntary employee contributions. The funds were used to purchase currently issued and outstanding shares of Synovus common stock. The Company's contribution to this plan charged to expense was $251,436 in 2004 and $239,734 in 2003.

The Company has adopted the Synovus Money Purchase Pension Plan, a defined contribution plan, covering substantially all employees with greater than one year of full-time service. The annual contribution to this plan is set each year by the board of directors of the Company, but cannot exceed amounts allowable as a deduction for Federal income tax purposes. The Company's contribution to this plan charged to expense was $648,666 in 2004 and $589,955 in 2003.

The Company has adopted the Synovus Securities, Inc. Commissioned Brokers' Deferred Compensation Plan and has established a trust fund (the Trust) to carry out the purposes of the plan. The Trust constitutes a "rabbi trust" as defined under Internal Revenue Service letter rulings. Accordingly, participants in the plan have no rights against the Trust other than the rights of a general, unsecured creditor of the Company. The investments held in the Trust consist primarily of common stock mutual funds which are carried at fair value. The liability to each participant in the plan is adjusted for earnings, gains, and losses from the investments in the Trust and is included in accounts payable and accrued expenses in the accompanying statements of financial condition. Company contributions to this plan on behalf of each participant are determined annually at the discretion of the Company's board of directors. No contributions were made to this plan in 2004 or 2003.

Under various Synovus stock option plans, Synovus has granted options for shares of Synovus common stock to several executive officers of the Company. Such stock options are granted at exercise prices which equal the fair market value of a share of common stock on the grant date. During 2004 and 2003, employees of the Company exercised certain nonqualified stock options of Synovus. The income tax benefit of $170,800 and $95,800 associated with Synovus' deduction of the related compensation amount was allocated to the Company and recorded as additional paid-in capital in 2004 and 2003, respectively.

(7) Transactions with Affiliates

The Company had cash balances of $1,154,092 and $977,260 on deposit at Columbus Bank and Trust Company (CB&T), which is also a wholly owned subsidiary of Synovus, as of December 31, 2004 and 2003, respectively. Interest income generated on interest-bearing deposits with CB&T was $798 in 2004 and $617 in 2003.

(Continued)

Income and expenses recognized on transactions with affiliated companies during 2004 and 2003 included the following:

		2004	2003
Income – portfolio management fees	$	554,743	931,949
Expenses:			
Management fee – human resources and other corporate overhead allocations		1,054,063	1,097,641
Internal audit fees		79,550	53,035
Rent expense		380,006	353,194
Postage		22,185	54,258
Investment banking services		103,335	28,500
Telephone		14,517	13,518

The Company had amounts due to Synovus of $1,296,881 and $884,173 at December 31, 2004 and 2003, respectively. The majority of these balances related to the Company's accrued contributions for employee benefit plans. The Company had amounts due from affiliated companies of $6,264 and $5,289 as of December 31, 2004 and 2003, respectively, which is included in commissions receivable.

(8) Commitments

The Company has noncancelable operating leases for office space and certain computer software, hardware, and support services. At December 31, 2004, minimum required payments under these agreements were as follows:

2005	$	685,937
2006		485,908
2007		476,590
2008		385,253
2009		163,302
Thereafter		231,117
Total lease commitments	$	2,428,107

Nonaffiliated rent expense for the years ended December 31, 2004 and 2003 was $435,138 and $430,888, respectively.

(9) Contingencies

The Company is subject to legal proceedings and claims which have arisen in the ordinary course of its business and have not been finally adjudicated. In addition, from time to time the Company is a party to examinations and inquiries by various regulatory and self-regulatory bodies. In the opinion of management, based on consultation with legal counsel, the outcome of these matters will not have a material adverse effect on the financial condition of the Company.

(Continued)

(10) Liabilities Subordinated to the Claims of General Creditors

At December 31, 2004 and 2003 and during the years then ended, the Company had no liabilities that were subordinated to the claims of general creditors.

See accompanying independent auditors' report.